Exhibit 19.1
HANESBRANDS INC.
Insider Trading Policy
Effective July 1, 2023
It is illegal to trade, or “tip” others to trade, in securities while in possession of material non-public information concerning the issuer of the securities. Trading on material non-public information is frequently referred to as “insider trading.” Insider trading by HanesBrands directors, officers and associates is strictly forbidden. Information is “material” if there is a substantial likelihood that such information would be important to someone in deciding whether to buy, sell or hold HanesBrands securities. Information is “nonpublic” if it has not been released to the public and generally is not available to ordinary investors in the marketplace. Generally, material nonpublic information loses its “inside” character only after it has been publicly disclosed in a press release or SEC filing and absorbed by the marketplace.
Individuals who engage in insider trading are subject to criminal and civil liability. Criminal penalties for persons convicted of insider trading include fines up to $5 million and 20 years imprisonment per violation.
In order to ensure compliance with the prohibition on insider trading and avoid the appearance that any HanesBrands director, officer or associate is trading on inside information, it is the policy of HanesBrands that its directors, officers and associates may not:
•Purchase, sell or recommend the purchase or sale of HanesBrands securities while in possession of material information about HanesBrands that has not been released to the public;
•Purchase, sell or recommend the purchase or sale of the securities of another company, if, as a result of serving as a director, officer or associate of HanesBrands, they are in possession of material information about the company that has not been released to the public;
•Provide material non-public information about HanesBrands to others who might buy or sell securities based on that information;

Exhibit 19.1
•Buy or sell HanesBrands securities unless they are completely certain that they are not in possession of material information about HanesBrands that has not been released to the public (generally, directors, officers and associates should wait at least two full business days after information has been released to the public before executing a trade);
•Pledge or margin, or agree or offer to pledge or margin, HanesBrands securities as collateral for a loan obligation;
•Engage in “short sales” or “sales against the box” or trade in puts, calls, options, warrants or other derivative instruments involving HanesBrands securities (other than stock options or awards granted under the HanesBrands Inc. Omnibus Incentive Plan); or
•Purchase any financial instrument or contract (including but not limited to prepaid variable forward contracts, equity swaps, collars, delayed delivery contracts and traded exchange funds) that is designed to hedge or offset any risk of decrease in the market value of HanesBrands securities.

In addition, to enhance compliance with this policy, directors and certain associates are required to observe a quarterly “no-trade period” that begins one week before the end of each fiscal quarter and continues until the start of trading on the New York Stock Exchange on the third trading day after the release of earnings information for that quarter. During such periods, directors and those associates who (1) are at the Vice President or higher level or (2) are in possession of information regarding HanesBrands’ earnings for that fiscal quarter (or, in the case of the fourth fiscal quarter of a fiscal year, for that fiscal quarter or fiscal year) may not buy or sell HanesBrands stock. From time to time, designated directors and associates may also be required to observe an event-specific “no-trade period,” during which time they may not buy or sell HanesBrands stock. Exceptions to this prohibition may be made on a case-by-case basis by Tracy M. Preston, General Counsel, Corporate Secretary and Chief Compliance Officer, or Miranda J. Stephani, Deputy General Counsel. Directors and affected associates will receive periodic reminders regarding the commencement and termination of no-trade periods.
In addition to the requirements set forth above, HanesBrands directors and executive officers must comply with the following requirements regarding trading in HanesBrands securities:

Exhibit 19.1
•All trades involving HanesBrands securities must receive the prior approval of Tracy M. Preston, General Counsel, Corporate Secretary and Chief Compliance Officer, or Miranda J. Stephani, Deputy General Counsel.
•Directors and executive officers also are prohibited from trading in HanesBrands securities when such trading would result in short-swing liability under Section 16(b) of the Securities Exchange Act of 1934.
•Directors and executive officers should report all transactions in HanesBrands securities, including any transaction in HanesBrands securities involving gifts or estate planning transactions, to Miranda J. Stephani, Deputy General Counsel, in accordance with HanesBrands’ Section 16 Compliance Program.
•Directors and executive officers may not enter into a Rule 10b5-1 pre-arranged trading plan (i) when in possession of material non-public information, (ii) during a quarterly “no-trade period” or (iii) during any other “no-trade period” implemented by HanesBrands. Directors and executive officers must pre-clear all Rule 10b5-1 trading plans (including any amendment, modification or termination thereof) with Tracy M. Preston, General Counsel, Corporate Secretary and Chief Compliance Officer, or Miranda J. Stephani, Deputy General Counsel. All Rule 10b5-1 Plans for directors and executive officers must contain all provisions required by Rule 10b5-1, including the applicable mandatory cooling off period following adoption or modification of a plan before the plan, or any plan modification that affects the price, timing, or amount of securities to be traded, becomes effective. The General Counsel or Deputy General Counsel may additionally limit the period(s) during which trades may be made under any plan. As with all trades, directors and executive officers must report all transactions made pursuant to a 10b5-1 plan in accordance with HanesBrands’ Section 16 Compliance Program. Because this Rule is complex, the Company recommends that before establishing a plan the plan adopter work with a broker and the Legal Department to have a complete understanding of the limitations and conditions of the Rule.
This policy also applies to the spouse, economic dependents, family members, or other persons who reside in the same household as a director, officer or associate. Although a person’s spouse, economic dependents, family members, or other persons may not be considered subject to the trading restrictions

Exhibit 19.1
of this policy (depending on the circumstances), a parent, child or sibling (or others) may be a “tippee” for securities laws purposes as discussed in the first paragraph above.
You should notify the Law Department if you know or suspect others are trading in securities based on material information that has not been released to the public. Violation of this policy may result in termination of employment. In addition, HanesBrands may pursue civil or criminal sanctions against individuals violating this policy.
Any questions concerning this policy should be directed to the General Counsel, Corporate Secretary at (336) 516-7299, or Deputy General Counsel - Securities, at (336) 995-9303.